Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.
1830-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on May 12, 2022.

3.	News Release:

On May 12, 2022, Gold Royalty Corp. (the “Company”) issued a news release through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On May 12, 2022, the Company’s previously announced offer (the “Offer”) to acquire all of the outstanding common shares of Elemental Royalties Corp. (“Elemental”) expired.

5.	Full Description of Material Change:

On May 12, 2022, the Offer expired.

The Offer is now terminated and no longer open for acceptance by any Elemental shareholders. As the conditions of the Offer were not satisfied, the Company will not take up any shares deposited under the Offer and will return such securities to the holders thereof.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man
Chief Financial Officer
Telephone: (604) 396-3066

9.	Date of Report:

May 13, 2022